UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERETION OF DIVIDENDS AND INTEREST ON OWN CAPITAL

I – ANNOUNCEMENT OF INTERIM DIVIDENDS - FISCAL YEAR 2015

Telefônica Brasil S.A. (“Company”) hereby informs its shareholders that the Board of Directors, at its meeting (“Board of Directors Meeting”) held on May 12th, 2015, deliberated, ad referendum of the General Shareholders’ Meeting, interim dividends in the amount of R$270,000,000.00 (two hundred and seventy million Reais), based on earnings of the balance sheet of April 30, 2015, as described in the table below:

Type of shares	Common	Preferred (*)
Amount per share: R$	0,170178573168	0,187196430485

(*) In accordance with article 7 of the Company’s Bylaw, 10% higher than the amount granted to each common share.

In accordance to the article 27 of the Company’s Bylaws, such interim dividends will be charged to the mandatory minimum dividend for the fiscal year of 2015.

The correspondent credit will be accounted, on individual basis for each shareholder holder of common and preferred shares, in accordance to the shareholder registry book position by the end of the day, on May 25, 2015, including. After this date, the shares will be considered as “ex-dividends”. The payment of these proceeds will be carried out until the end of the fiscal year of 2016, in a date to be defined by the Company’s Board, and timely communicated to the market.

Dividends are exempt of Income Tax Withholding, according to the Law 9,249/95.

II – ANNOUNCEMENT OF INTERIM DIVIDENDS - FISCAL YEAR 2015

Telefônica Brasil S.A. – (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on May 12th, 2015, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interest on own capital, related to the fiscal year of 2015, in accordance with article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM´s Instruction nº 683/2012, in the gross amount of R$515,000,000.00 (five hundred and fifteen million Reais), subject to withholding tax of 15%, resulting in a net amount of R$437,750,000.00 (four hundred and thirty seven million, seven hundred and fifty thousand Reais), based on the net profit shown in the balance sheet of April 30, 2015. The estimated value per share is described in the table below:

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0,324599871044	0,048689980656	0,275909890388
Preferred shares (*)	0,357059858148	0,053558978722	0,303500879426

(*) In accordance with article 7 of the Company’s Bylaw, 10% higher than the amount granted to each common share.

In accordance to the article 28 of the Company’s Bylaws, such Interest on own capital will be charged to the mandatory minimum dividend for the fiscal year of 2015, ad referendum of the General Shareholders’ Meeting.

The credit of Interest on own capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on May 25th, 2015, including. After this date the shares will be considered as “ex-Interest on own capital”. The payment of these proceeds will be carried out until the end of the fiscal year of 2016, in a date to be defined by the Company’s Board, and e timely communicated to the market.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until June 10, 2015 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, Amarelo Velho Building, subsoil – Vila Yara – Zip code: 06029-900 – Osasco – SP.

São Paulo, May 12th, 2015.

Alberto Manuel Horcajo Aguirre

Finance, Corporate Resources and Investor Relations Officer

Telefônica Brasil - Investor Relations

Phone: +55 11 3430-3687

E-mail: ir.br@telefonica.com

Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 12, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director